Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

NuScale Power Signs Collaboration Agreement with the

U.S. Reactor Forging Consortium

This remarkable collaboration will strengthen supply chain capabilities as NuScale Power approaches commercialization

Grant secured through Commonwealth of Pennsylvania for work with Concurrent Technologies and North American Forgemasters

PORTLAND, Ore. – Today, NuScale Power and the U.S. Reactor Forging Consortium (RFC), comprised of North American Forgemasters (NAF), Scot Forge, and ATI Forged Products, announced they have signed a Collaboration Agreement to leverage the existing robust forging supply chain in the U.S., to prepare NuScale to deploy its small modular reactor (SMR) technology to customers worldwide and to support, retain, and expand U.S. manufacturing jobs.

The RFC is the combination of highly qualified expert suppliers of nuclear-grade forgings for the worldwide nuclear industry. The combined three companies act as the only fully integrated manufacturer of large alloy and stainless steel open die, seamless rolled ring, and large uniquely-shaped forgings (heads with integral nozzles) in the Western Hemisphere with as-forged piece weights exceeding 160 tons.

Under the Collaboration Agreement, the RFC and NuScale will cooperate in design for manufacturability reviews for forged geometries to reduce welding, chemical composition tailoring and optimized configuration for fabrication. The collaboration will support the U.S. supply chain planning as NuScale approaches near term commercialization of the NuScale Power Modules™ (NPM).

The Collaboration Agreement supports the U.S. Department of Energy’s (DOE) report released earlier this year, “America’s Strategy to Secure the Supply Chain for a Robust Clean Energy Transition,” designed to retain and develop U.S. jobs through the exploration of mutually beneficial domestic business relationships. This includes, but is not limited to, U.S. and State Government grants and funding opportunities, development of FC member company capabilities and capacities, and other U.S. manufacturing opportunities.

Consortium member NAF is currently partnering with Pennsylvania-based Center for Advanced Nuclear Manufacturing, operated by Concurrent Technologies Corporation (CTC), on a full production size shell research project that will focus on the use of austenitic stainless steel for reactor and containment vessels in SMRs and advance reactors. Financed in part by a grant from the Commonwealth of Pennsylvania, Department of Economic Development, NAF in collaboration with its joint venture owners Scot Forge and ELLWOOD Group, INC. will perform melting, forging, heat treating, rough machining, mechanical testing, and non-destructive testing while CTC oversees the development and performs independent technical evaluations of the forged material. This partnership will serve to create jobs by establishing a supply chain in Pennsylvania and ultimately benefit the overall development of SMRs and advanced reactor deployment.

The RFC partners are strategically located across the U.S. and are helping NuScale strengthen its U.S. supply chain. NAF has its principal office in New Castle, Pennsylvania; Scot Forge is headquartered in Spring Grove, Illinois; and ATI Forged Products has its office in Cudahy, Wisconsin. NAF, Scot Forge, and ATI have previously worked collaboratively on the refinement of designs and manufacturing feasibility of large nuclear grade forgings for the NPM.

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About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe, pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) plants and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with more than 70 years supporting nuclear projects.

NuScale is headquartered in Portland, Ore. and has offices in Corvallis, Ore.; Rockville, Md.; Charlotte, N.C.; Richland, Wash.; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

On December 14, 2021, NuScale announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV, SVSVW). Upon the closing of the business combination, NuScale will become publicly traded under the new ticker symbol “SMR.” Additional information about the transaction can be viewed here: https://www.nuscalepower.com/about-us/investors

About North American Forgemasters Company

NAF is a 50/50 joint venture between two privately owned 100% domestic companies, Scot Forge and ELLWOOD Group, Inc. In 2015 NAF commissioned its 10,121T open die forging press aimed at expanding the domestic capabilities and capacity for the ultra large forgings required for the advanced reactor market. NAF produces forgings too large for its JV owners ranging from as-forged weights starting at approximately 100,000 lbs to exceeding 320,000 lbs. Furthermore, NAF’s strategic location takes advantage of the ingot steelmaking facility (ELLWOOD Quality Steels) located within the same complex. The molten metal now solidified is kept hot and at NAF is forged into rings, shells, discs, heads and custom forged shapes. Located in western Pennsylvania, NAF serves as the only fully integrated manufacturer of ultra large open die forgings in the Western Hemisphere. NAF, through the continuous investments made by its JV owners, represents American manufacturing at its finest. Learn more at www.naforgemasters.com.

About Scot Forge

Scot Forge is an employee-owned, U.S. manufacturer of forged solutions since 1893. Scot Forge serves multiple industries including national defense, mining, aerospace, infrastructure, power generation and more. From ferrous and non-ferrous forgings, through heat treat, machining, metallurgical analysis, destructive and non-destructive testing to concurrent R&D, forge engineering, simulation modeling and conversions from castings and fabrications to forgings, the Scot Forge team has a proven track record in serving our nation’s toughest metal challenges, all while meeting budgetary and timeline deliverables.

Scot Forge has the largest open die forging press in the Western Hemisphere, with the combined highest tonnage and largest working area, which complements the NAF press. The press was specifically designed and built in-house by Scot Forge to produce very large, near-net shaped forgings. Learn more at www.scotforge.com.

About ATI Forged Products

ATI is a $3 billion global producer of high performance materials and solutions for the global aerospace and defense markets. With world-class capabilities in closed die forgings and large rings, our Forged Products business is proven to perform in the harshest environments and most demanding conditions. From jet engines to space rockets, we partner with our customers to deliver extraordinary materials that enable their greatest achievements. Learn more at ATIMetals.com.

About Concurrent Technologies Corporation (CTC)

Concurrent Technologies Corporation (CTC) is an independent, nonprofit, applied scientific research and development professional services organization. CTC collaborates with its technology transition affiliate, Enterprise Ventures Corporation, to leverage research, development, test and evaluation work to provide transformative, full lifecycle solutions. To best serve our clients’ needs, we offer the complete ability to fully design, develop, test, prototype and build. We deliver robust, technical, and innovative solutions that safeguard our national security, retain U.S. technological advantage, and ensure the primacy of American manufacturing. www.ctc.com.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results may differ materially as a result of a number of factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While NuScale may elect to update these forward-looking statements at some point in the future NuScale specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus and certain other related documents, which has been distributed to holders of Spring Valley’s Class A ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the proposed Business Combination and other matters as described in the proxy statement/prospectus. Spring Valley mailed a definitive proxy statement/prospectus to the Spring Valley shareholders as of the close of business on March 25, 2022, which is the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contacts

Diane Hughes, Vice President, Marketing & Communications, NuScale Power
dhughes@nuscalepower.com
(C) (503) 270-9329

Colin Herchenbach, Advanced Reactor Forging Consortium Chair

cherch@usforgeconsortium.com

(C) (724) 674-0204

Mary Bevan, Director, Corporate Communications and Brand Marketing, Concurrent Technologies Corporation (CTC)
bevanm@ctc.com

814-269-2490

* * * * *

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV, SVSVW) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm with $1.2 billion of committed capital under management, which focuses on partnering with best-in-class management teams to invest in the North American energy and sustainability sectors.

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power. NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which has been mailed to Spring Valley’s shareholders as of the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the proxy statement/prospectus, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts regarding the proposed Business Combination

Spring Valley Acquisition Corp.:

www.sv-ac.com

Robert Kaplan

Investors@sv-ac.com

Investor inquiries:

Gary Dvorchak, The Blueshirt Group for NuScale

ir@nuscalepower.com

Media inquiries

Ryan Dean, NuScale
media@nuscalepower.com

Max Gross, Finsbury Glover Hering for NuScale
max.gross@fgh.com